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                                                   ---------------------------
                                                           OMB APPROVAL
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                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:    August 31, 1991
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per response....14.90
                                                   ---------------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     7     )<F*>
                                        -----------


                         Southwall Technologies Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  844909 10 1
                      ------------------------------------
                                (CUSIP Number)

           Mary B. Cody, (314) 694-2976
           Monsanto Company, 800 N. Lindbergh Boulevard, St. Louis, MO 63167
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

      Sale of shares during period September 26, 1996 through October 3, 1996
      ------------------------------------------------------------------------
             and receipt of shares in November 1995 and August 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88) 1 of 4



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-------------------------                           -------------------------
 CUSIP NO.  844 909 10 1         SCHEDULE 13D        Page   2  of  4  Pages
          ---------------                                 ----    ---
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company, EIN 43-0420020
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /
    Not Applicable
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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS<F*>

    Not Applicable
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  / /
    ITEMS 2(d) OR 2(e)


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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7  SOLE VOTING POWER
                   386,579 assumes conversion of convertible note at
  NUMBER OF        $9.95/share. See Note 5 (as of October 3 1996)
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          -0-
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH          386,579 assumes conversion of convertible note at
                   $9.95/share. See Note 5 (as of October 3, 1996)
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    386,579 (assumes conversion of convertible note at $9.95/share)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.98% (assumes conversion of convertible note at $9.95/share)
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    CO
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[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 4


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The following items are being amended as a result of Monsanto's sale of 84,421 shares of common stock of the Issuer during the period September 26, 1996 through and including October 3, 1996 and Monsanto's receipt of 33,528 shares as payment of interest under the Issuer's Convertible Note in November 1995 and August 1996.

Item 1.   Security and Issuer
-----------------------------
     This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of the Southwall Technologies Inc., a Delaware corporation ("Southwall"). The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303, Telephone (415) 962-9111.

Item 2.   Identity and Background
---------------------------------
     This Schedule is being filed by reason of the sale by Monsanto of sufficient shares of Common Stock of Southwall so as to constitute, in the aggregate, a decrease in excess of 1% of the number of shares deemed to be held by Monsanto of a class of securities of Southwall.

Item 3.   Source and Amount of Funds or Other Consideration
-----------------------------------------------------------
     N/A

Item 4.   Purpose of the Transactions
-------------------------------------
     N/A

Item 5.   Interest in Securities of the Issuer
----------------------------------------------
     Monsanto sold 84,421 shares of common stock of the Issuer in open market transactions during the period from September 26, 1996 through and including October 3, 1996. Monsanto received 33,528 shares as payment of interest under the Issuer's Convertible Note in November 1995 and August 1996. As of the date of Southwall's October 27, 1996 Form 10-Q, Southwall had outstanding an aggregate of 6,467,514 shares of Common Stock. Assuming Monsanto's conversion at $9.95 per share of the principal of a convertible Note of Issuer held by Monsanto, the fully diluted share base would be increased by an additional 266,331 shares. If Monsanto converted the Note at the exercise price of $9.95 per share, Monsanto would beneficially own, following the sales and receipts reported hereby, a total of 386,579 shares of Common Stock, as follows:

              171,141 shares previously reported as owned
              -84,421 shares sold
              +33,528 shares received
              -------
              120,248 shares held as of October 3, 1996
             +266,331 shares upon conversion of the Note
              -------
    Total     386,579

     Fully diluted, Monsanto's holding would amount to a beneficial ownership interest of 5.98%. Based on the present actual Monsanto ownership of 120,248 shares of Common Stock and assuming no
                                                         --
conversion of the Note, Monsanto's direct actual ownership of Southwall's Common Stock would be 1.86%.

     The balance of responses to this item are incorporated by reference from the original Form 13D and Amendments 1 through 5 thereof.

Item 6.   Material to be Filed as Exhibits
------------------------------------------
     Incorporated by reference from Amendment No. 4 to this Form 13D filed by Monsanto on June 15, 1995.

                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  MONSANTO COMPANY








                                  By /s/K.R. Barnickol

                                  Assistant Secretary

December 16, 1996.